EXHIBIT 99.49

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the Technical Review (NI 43-101), Caylloma Project Peru, dated as of August 11, 2009, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Richard L. Nielson
Richard L. Nielson

September 13, 2011

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the Technical Review (NI 43-101), Caylloma Project Peru, dated as of August 11, 2009, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Steve L. Milne
Steve L. Milne, P.E.

September 13, 2011

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the Technical Review (NI 43-101), Caylloma Project Peru, dated as of August 11, 2009, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Robert L. Sandefur
Robert L. Sandefur

September 13, 2011